REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9
Phone:  604-278-5996     Fax:  604-278-3409

April 23, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Attention: Messrs. Daniel L. Gordon, Branch Chief

Re:	Reg Technologies Inc. (“REG”)
Form 20-F for the fiscal year ended April 30, 2008
Filed November 14, 2008, as Amended on December 3, 2008
File No. 000-24342

Dear Sirs:

This letter responds to your letter dated April 13, 2009.

Form 20-F for the fiscal year ended April 30, 2008, as amended

Notes to the Consolidated Financial Statements

Note 13.  Restatement, page F-17

Losses applicable to the minority interest in the subsidiary exceeded the minority interest in the equity capital of the subsidiary during the last three fiscal years.  The credit balance on the consolidated statement of operations reflects the non-controlling interest portion of additional equity raised during the year by the subsidiary.  A recovery of prior year non-controlling interest losses equal to this amount was recorded on the consolidated statement of operations under Canadian GAAP pursuant to the guidance found in paragraphs 57 and 58 of CICA Handbook Section 1600 – “Consolidated Financial Statements” and under U.S. GAAP pursuant to the guidance found in paragraph 15 of ARB 51 – “Consolidated Financial Statements”.

We hope this information helps to clarify your understanding of our disclosure.  Please call me at (206) 262-9545 if you have any questions.

Very truly yours,

Reg Technologies Inc.

/s/ James Vandeberg

James Vandeberg
Chief Financial Officer

Cc:           John Robertson, President, Reg Technologies Inc.